UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⌧    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On April 19, 2024 (the “Closing Date”), SuperCom Ltd. (the “Company”) completed its previously announced registered direct offering with a single accredited institutional investor (the “Purchaser”) of an aggregate of 2,873,885 of its ordinary shares, par value NIS 2.5 per share (the “ordinary shares”), and 5,242,270 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 8,116,155 of ordinary shares at an exercise price of $0.38 per share. The private warrants are immediately exercisable and will expire five years following the Closing Date. These offerings were effected pursuant to the Securities Purchase Agreement, dated as of April 18, 2024 (the “Purchase Agreement”), entered into between the Company and the Purchaser. Please refer to the Company’s Report on Form 6-K filed on April 19, 2024 for a summary of the offerings, the material terms of the Purchase Agreement and the other agreements entered into in connection therewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: April 29, 2024